Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)
COLLEAGUE FAQS

Frequently Asked Questions (FAQs)

About the Combination

1.	When will Actavis visit different Warner Chilcott sites?

Up until the transaction closes, we must continue to operate as two separate companies. There are no specific details available yet regarding when Actavis will visit Warner Chilcott sites. We will share information with you as soon as it becomes available.

About Compensation and Benefits

1.	What will happen to next year's merit increase?

Up until close, existing compensation programs are expected to remain unchanged.  If, prior to closing, it comes time for 2014 merit increase decisions to be made, further information will be provided.  During the period from announcement to closing, an integration planning team—which will be staffed with representatives of both companies—will recommend how best to integrate the two companies with regard to post-close plans for New Actavis compensation programs.

About Equity Awards

1.	If my share options vest in connection with the transaction, when can I exercise them?

Under the terms of the proposed acquisition, generally, Warner Chilcott share options will be converted into New Actavis share options if and when the proposed transaction closes and Warner Chilcott and Actavis are combined.  If your share options vest and become exercisable in connection with the transaction, a reasonable amount of time will be provided for you to exercise them.  To the extent your options shares are “underwater” (i.e., have an exercise price in excess of the trading price of the underlying stock) at the time of vesting in connection with the transaction, they will not become exercisable, but instead will be cancelled without any payment to you.

COLLEAGUE COMBINATION FAQS

Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding when your share options vest.

2.	What will happen to my unvested equity awards if I am terminated more than 12 months after the closing date of the transaction?

Certain Warner Chilcott equity awards provide that any unvested portion of the award will vest upon the satisfaction of two conditions: (1) If and when the proposed transaction closes and Warner Chilcott and Actavis are combined AND (2) If and when a Colleague experiences a Covered Termination under the applicable award agreement.  This is referred to as a “Double Trigger” award.  Generally, terminations that occur more than 12 months after the closing date of the transaction will not be considered Covered Terminations (see Question 4 in the About Equity Awards section of the Colleague FAQs for a description of “Covered Termination”).

In connection with a termination that occurs more than 12 months after the closing date of the transaction, your Warner Chilcott restricted shares and restricted share units (both time-based and performance-based) and share options will operate in the ordinary course pursuant to the applicable plan documents, including your award agreements.  Generally, if you experience a qualifying termination prior to vesting, you will vest in a portion of your unvested restricted shares, restricted share units and share options in accordance with the terms of the applicable award agreement.

Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding your individual award(s), and contact your local HR manager if you have any additional questions.

3.	What will happen to the performance condition of my outstanding performance-based restricted shares and restricted share units?

If and when the proposed transaction closes and Warner Chilcott and Actavis are combined, the performance target related to any outstanding performance-based restricted shares and restricted share units will be deemed to have been 100% achieved.  This includes any performance-based restricted shares and restricted share units already granted but for which performance targets had not yet been established.  Your outstanding performance-based restricted shares and restricted share units will remain outstanding and be eligible to vest in the ordinary course pursuant to the applicable plan documents, including your award agreements.  However, the awards will vest if and when a Colleague experiences a Covered Termination under the applicable award agreement.

COLLEAGUE COMBINATION FAQS

Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding your individual award(s), and contact your local HR manager if you have any additional questions.

4.	What is a “Covered Termination”?

Generally, with respect to the treatment of double-trigger equity awards in connection with a Change in Control, a Covered Termination is the termination of a Colleague’s employment within 12 months following the date of the Change in Control by the Colleague’s employer without Cause or by the colleague for Good Reason, as such terms are defined in the applicable award agreement.

Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding your individual award(s), and contact your local HR manager if you have any additional questions.

5.
Will I receive new dividend equivalent accruals (i.e., equivalent compensatory cash bonus payments) in the future on my restricted shares and restricted share units before and after the transaction close?

Generally, Warner Chilcott’s restricted shares and restricted share units provide that the holder of such award will be entitled to dividend equivalent accruals (i.e., equivalent compensatory cash bonus payments) if dividends are declared and paid with respect to Warner Chilcott’s ordinary shares.  Warner Chilcott expects to issue a dividend in June 2013.  It is not known at this time whether Warner Chilcott or New Actavis will declare any other future dividends.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction.  In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott.  INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862)

COLLEAGUE COMBINATION FAQS

 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013.  Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network

COLLEAGUE COMBINATION FAQS

through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications.  We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this announcement.  To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch, is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).